Commerce Bancshares, Inc. 1000 Walnut Street Post Office Box 419248 Kansas City Missouri 64141-6248 (816) 234-2000
July 8, 2011
By Edgar Filing
Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Dear Ms. Hayes:
We are in receipt of your letter dated June 30, 2011 wherein you have reviewed our Form 10-K and Definitive Proxy Statement for the year ended December 31, 2010 and our Form 10-Q for the three months ended March 31, 2011 and have noted several areas where you are requesting additional information. In response we submit the following:
Form 10-K for the Fiscal Year Ended December 31, 2010
1a. Risk Factors, page 9
You stated that many of our risk factors omit a discussion as to how the presented risk ultimately impacts our business. Accordingly we have reviewed all the risks presented and where appropriate have added additional information about the impact to our business. Specifically we added information which addresses the Dodd-Frank regulations you mentioned. We have also deleted the 2nd and 3rd sentences in the introductory paragraph of this section. We have attached a red-lined version of this section to this letter as Exhibit A and similar information will be included in future filings as applicable.
Loan Portfolio Analysis, page 29
You ask that in future filings, we should revise our tabular disclosure on page 30 to include principal payment due dates for our consumer loans as required in Part III(B) of Guide 3. As we read and interpret Guide 3 requirements, there appears to be an exception referenced in Part III(B) that allows exclusion of this information for installment loans to individuals (category 4 listed in Part III(A)). The Consumer loans listed in the referenced table are in fact installment loans to individuals for which an exception to presenting the data is permitted as per above. Please advise if we are not interpreting this section correctly.
Loans with Special Risk Characteristics, page 38
You ask that we clarify how we monitor current collateral values and trends experienced for the various categories of real estate loans. You further ask that we provide refreshed LTV’s in future filings. You also ask us to explain the extent to which we are able to monitor for delinquency and loan balance of the first liens in evaluating related second lien loans. If we are only able to access such data for home equity loans where we hold or service the first mortgage, then you ask us to disclose that fact and quantify the amount of such loans.
In regards to monitoring current collateral values, while we obtain new appraisals at the time we originate new personal real estate loans (residential first mortgages) and home equity loans (both fixed and revolving), we do not seek to obtain updated appraisals or valuations unless the loan is significantly delinquent or in process of being foreclosed upon. While our real estate department stays informed of real estate values and trends in our local and national markets, our main method for monitoring credit in these portfolios remains delinquency monitoring. Additionally, for residential first mortgages and home equity loans, FICO scores are updated quarterly while for home equity loans only, line utilization and credit bureau information are also regularly used to identify specific borrower issues. This has remained an effective way to evaluate credit trends and identify problem loans partly because our Company mostly offers standard, conservative lending products. Because the LTV ratio is not our primary method of monitoring credit, we do not maintain refreshed LTV data, and the LTV disclosures for personal real estate and home equity loans on Form 10-K page 38 were intended to provide a general indication of the risk in these portfolios. As such, we are not able to provide refreshed LTV information in future filings.
You request information regarding our ability to monitor delinquency and loan balances of first lien residential mortgage loans which coincide with our second lien mortgage loans (mainly fixed and revolving home equity loans). Our systems do not allow us to identify and monitor the balances and delinquency status of first lien mortgage loans which relate to our second lien mortgage loans. As such we do not have information on first lien mortgage loans which are related to our second lien home equity loans. As noted above, home equity loans regularly go through a review process for credit line usage (revolving loans), changes in FICO scores and delinquencies. If specific loans exhibit severe weakness, further investigation of first lien positions is performed. Furthermore, the Company is notified of all foreclosures of related first lien positions. Given the relatively low loan losses and delinquency rates experienced for these loans over the last few years, including the recent period of financial crisis, the Company views these credit monitoring processes as prudent measures for credit risk purposes.
Attached as Exhibit B is a revision of the original Form 10-K page 38 paragraph. This revised disclosure provides more clarity to our monitoring process.
You also request us to revise our discussion of troubled debt restructures on page 38 to quantify our re-default rates and revise, in the appropriate section of our Form 10-K, our discussion of how modifications and re-defaults are considered in our allowance methodology. We submit the following to consider. For credit card modification programs, as of 12/31/10 such loans totaled $18.8 million, or approximately 2.4% of total average credit cards for the 4th quarter of 2010. Amounts representing re-default (internally defined as 90 days delinquent) totaled $3.6 million, or 19% of total outstanding credit card modifications. Given that total modifications of credit card balances are very small, we do not monitor re-default rates on these specific balances or specifically consider these amounts in our allowance methodology unless the balance become 120 days delinquent after modification. In that case, the credit card balances are charged off, in accordance with regulatory requirements. We have not chosen to further disclose information about these balances due to their immateriality. Should these balances ever grow to be material, we would of course make these types of further disclosures.
Exclusive of the credit card modifications noted above, the Company identified $75.8 million of loans, which primarily were commercial loans, classified as restructured. Of these loans, $34.5 million were on non-accrual, while the remaining $41.3 million were performing loans on accrual basis. Personal real estate loans classified as TDRs are all on non-accrual and totaled only $877 thousand. As noted on Form 10-K page 76, these restructured loans are considered impaired loans, and on Form 10-K pages 70-71, our summary of significant accounting policies explains how these impaired loans are evaluated. We do not monitor or attempt to quantify re-default rates on either restructured non-accrual loans or performing TDRs. Once a loan is put on non-accrual status, we are in a work-out mode, and past due status is usually not as relevant to us. Furthermore, when a loan is put on non-accrual, unpaid interest is reversed, and loans are either charged down to fair value or comparable loan loss reserves are established based on specific evaluation. Performing TDR loans, as disclosed on Form 10-K page 38, are classified as TDRs solely because at renewal, the renewal rate was not determined to be market and the borrower was judged to be having financial difficulties. To stay on accruing basis however, the borrower cannot be delinquent, which is why we do not monitor for re-default rates. Furthermore, for performing TDRs, no other concessions were granted (e.g. forgiven principal or accrued interest) except that the renewed interest rate was not judged to be market. Loans in this performing TDR status could ultimately become delinquent and/or migrate to a non-accrual status, however, we do not track this currently due to the nature of our TDRs, as noted above. We understand that new rules effective in the third quarter of 2011 may require us to modify our tracking of TDRs going forward.
We attached Exhibit C representing our revised Form 10-K page 38 disclosure in which we have attempted to clarify how TDR’s impact our allowance methodology.
Consolidated Statements of Income, page 66
You ask that for future filings, we revise certain labels concerning net income attributable to Commerce Bancshares and consolidated net income. We will make these suggested changes and will change the lines “Net income before non-controlling interest” to “Net income” and “Net income” to “Net income attributable to Commerce Bancshares, Inc.” The Consolidated Statements of Cash Flows will also be adjusted to reflect this change. These changes are labeling changes and have no impact on our financial results.
Footnote 3. Allowance for Loan Losses, Credit quality, page 79
You request that we tell you whether we monitor loan-to-collateral ratios for all classes that have collateral liens attached, including our consumer loans and real estate classes for construction, business and personal loans. If so you request that in future filings we include these loan classes by weighted average LTV ratios on a disaggregated basis (e.g., multiple weighted average LTV buckets for each loan class).
Please be advised that as noted above, we obtain new appraisals only on personal real estate loans and home equity loans. We do not obtain updated appraisals unless the loan is significantly delinquent or is in the process of being foreclosed upon. LTV rates are not considered reflective of current fair value of the underlying collateral but are only indications of collateral support since the appraised values are at origination. As such, we rely on delinquency trend information to identify potential problem personal real estate loans, and our credit collection department pro-actively works with borrowers that become delinquent. Furthermore, delinquencies and loan charge-offs have remained very low, as evidenced on page 35 of Form 10K, throughout the recent severe credit cycle, reflecting the less volatile markets in which we operate and conservative products and underwriting standards offered by our Company. Given these circumstances, we do not believe that providing weighted average LTVs on these products, which reflect dated appraised values, would be helpful to readers of our financial statements.
Regarding other lending products such as construction, business and other consumer loans which have real estate or other collateral as security, we do not monitor loan to collateral values on a class basis but instead do so individually on a case by case basis and usually only at the time a loan is originated or renewed. For consumer loans secured by vehicles, while we have standards which dictate how much we are willing to loan at origination on a particular vehicle, we monitor the loan on an on-going basis using delinquency information and FICO scores and do not store current LTV information in our systems. Other business and construction loans can be individually large with diverse types of collateral such that LTV information would not be useful. Again, this information is not readily available in our loan systems.
Valuation methods for instruments measured at fair value on a non recurring basis, page 109
You asked why the write-down of $4.0 million was such a significant portion of the foreclosed asset balance of $8.5 million. You ask that in future filings we describe the steps taken to verify the deterioration in fair value on these properties subsequent to the loans being categorized as other real estate owned. Also in future filings we should enhance our disclosure to discuss the factors driving the large impairment post-foreclosure.
The Company has standard policies and procedures that require, at the time of foreclosure or when foreclosure is probable, the loan be written down to fair value less estimated selling costs, based on written appraisals or other similar valuation methods. In accordance with Company policies and regulatory requirements, subsequent adjustments to fair value on foreclosed real estate within 90 days of foreclosure are considered additional loan charge-offs, while after this period, fair value adjustments are treated as impairment losses and classified as foreclosed property expense. For other non-real estate foreclosed property we record additional loan charge-offs within 60 days of foreclosure. The losses reported on Form 10-K page 111 relate only to balances of foreclosed property held at year end for which impairment was recorded. This also excludes $7.1 million in foreclosed real estate on hand at year end which did not have any impairment losses in 2010. The amount of foreclosed property reported in this table is comprised of 27 real estate properties with a total balance of $4.9 million and one repossessed airplane with a balance of $3.6 million.
As an example, two properties with a total fair value of $4.6 million represented $2.3 million of the entire write-down noted in the table. One foreclosed asset was an airplane which was determined to have a fair value of $4.9 million at the foreclosure date of 12/30/09, based on airplane market data at that time. Due to deteriorating market conditions in 2010, the discovery of other similar aircraft for sale, and after our 60 day policy noted above, further write-downs of $1.3 million were required. Note that this airplane was sold in early 2011 for its carrying value of $3.6 million. Another foreclosed property consisting of undeveloped land for residential lots was appraised at foreclosure on 3/31/09 at $2.4 million, and the property was written down to this appraised value through loan charge-off at that time. However, updated appraisal information obtained in both late 2009 and 2010 showed the property had further deteriorated mainly due to more stringent appraisal assumptions. As a result, it was appropriate to further write-down this property, classifying it as foreclosed property expense ($350 thousand in 2009 after the 90 day period and $1.0 million in 2010).

The severe downturn in housing and related slow economy has resulted in much lower values for foreclosed properties and thus has driven our expenses and losses much higher than our previous experience four or five years ago. Also it now takes longer to sell such properties than in the past. The Company’s practice is to obtain updated appraisals on all foreclosed property at least annually and more often when believed necessary. For the year ended 12/31/10, total realized and unrealized losses on foreclosed real estate totaled $3.4 million. This represents 27.9% of the total foreclosed real estate balance at year end.
As stated above, prior to foreclosure, the Company obtains appraisals on loan collateral and charges down the related loan to fair value less estimated selling costs. Further, in determining adequate loan loss reserves, the Company uses historical experience, economic factors, experience with appraisals, and other information suggesting inherent losses within a particular portfolio to help determine allowance levels. However, the allowance for loan losses is not impacted by future write-downs in foreclosed property after the stated look back periods of 60 and 90 days, noted above.
Commitments, Contingencies and Guarantees, page 116
Regarding your request to revise in future filings our disclosure of the two overdraft lawsuits, attached as Exhibit D is a revised disclosure we believe satisfies the criteria of ASC 450-20-50.
Definitive Proxy Statements on Schedule 14A
Benchmarks, page 18
You ask that in future filings we clarify whether the Committee evaluates the seven companies listed on page 19 only in connection with the compensation of our CEO. We attached Exhibit E which is a revised disclosure which clarifies that this evaluation is only for review of the CEO’s compensation.
Setting Compensation, page 20
You ask that in future filings we provide disclosure clarifying whether we also target each compensation component at the 50th percentile and if we have used different benchmarking groups, that we identify those companies in each group. Attached as Exhibit F is a revised disclosure. We do not use different benchmarking groups for purposes of setting compensation.
Annual Cash Incentive Compensation, page 21
You ask that we provide in future filings disclosures that describe how the Committee determined the target percentages for each NEO as listed in the table on page 21. You also ask that we state whether our total shareholder return was at, or above, or below the 50th percentile of our peer group. Attached as Exhibit G is a revised disclosure that describes how the target percentages are determined. The disclosure was also revised to state that our total shareholder return was below the 50th percentile of our peer group. We also clarified the term “peer group” such that is refers to the Comparison Group on page 19.
Long-Term Equity Awards, page 22
You ask that in future filings we explain in greater detail how the Committee determines equity awards and what the amounts of the awards are. You ask us to clarify our description of the aggregate value of the restricted stock equaling a targeted percentage of each NEO’s base salary and whether these targeted percentages are consistent with the benchmarks. Further you asked how the Committee determined the formula discussed at the bottom of page 22 with respect to the additional restricted stock award. Please refer to our revised disclosure of this section as contained in Exhibit H.
Summary Compensation Table, page 26
In regards to your request that we clarify when equity awards reported under column two of the table were granted to named executive officers, please be advised that all of the equity awards mentioned in the Long-Term Equity Awards section of our proxy were granted on February 5, 2010. On page 27 the table of Grants of Plan-Based Awards in 2010 reflects this award date and includes both types of equity awards. In the future as part of Exhibit H we clarify that both awards are contained in the table on page 27.

Form 10-Q for Fiscal Quarter Ended March 31, 2011
Consolidated Statements of Income, page 4
You ask that in future filings we revise our line item “less noncredit-related (losses) reversals on securities not expected to be sold” to be consistent with the same line reported in our Form 10-K. We will make this change in our 2nd quarter Form 10-Q and avoid using double negative language.
Risk Elements of Loan Portfolio, page 46
You ask that in our future filings, we more clearly identify the reasons for the significant increase in nonaccrual business loans. The reason for this increase, which amounted to approximately $10.9 million, was mainly due to the addition of one large business loan totaling $10.8 million. Beginning in our 2nd quarter Form 10-Q, we will attempt to provide greater clarity on large changes such as this.
Item 4. Controls and Procedures, page 59
Regarding this section, we confirm that there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We will revise all future filings to reflect this language.
* * * * * * * * * * * * * * * * * * * * * * * * * * *
We acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States
Should you need added information about any of the details provided above, please do not hesitate to contact me directly at 816-234-2081.

Sincerely,
/s/ Jeffery D. Aberdeen
Commerce Bancshares, Inc.
Jeffery D. Aberdeen, Controller 816-234-2081

/s/ James L. Swarts
Commerce Bancshares, Inc.
James L. Swarts, Vice President & Secretary 816-234-2685

Exhibit A
Item 1a. RISK FACTORS
     Making or continuing an investment in securities issued by Commerce Bancshares, Inc., including its common stock, involves certain risks that you should carefully consider.  ~~The risks and uncertainties described below are not the only risks that may have a material adverse effect on the Company. Additional risks and uncertainties also could adversely affect its business and financial results .~~ If any of the following risks actually occur, the Company’s business, financial condition or results of operations could be negatively affected, the market price for your securities could decline, and you could lose all or a part of your investment. Further, to the extent that any of the information contained in this Annual Report on Form 10-K constitutes forward-looking statements, the risk factors set forth below also are cautionary statements identifying important factors that could cause the Company’s actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of Commerce Bancshares, Inc.
Difficult market conditions have adversely affected the Company’s industry and may continue to do so.
     Given the concentration of the Company’s banking business in the United States, it is particularly exposed to downturns in the U.S. economy. The economic trends which began in 2008, such as declines in the housing market, falling home prices, increasing foreclosures, unemployment and under-employment, have negatively impacted the credit performance of mortgage loans and resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities as well as major commercial and investment banks. These write-downs, initially of mortgage-backed securities and other complex financial instruments, but spreading to various classes of real estate, commercial and consumer loans in turn, have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including to other financial institutions. The weak U.S. economy and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. The resulting economic pressure on consumers and lack of confidence in the financial markets has adversely affected the Company’s business, financial condition and results of operations through higher levels of loan losses and lower loan demand. While there have been some recent indications of stabilization, management does not expect significant economic improvement in the near future. In particular, the Company may face the following risks in connection with these market conditions:
•	The Company may face increased regulation of the industry. Compliance with such regulation may divert resources from other areas of the business and limit the ability to pursue other opportunities. Recently adopted regulation over credit card and overdraft account practices will likely result in lower revenues from these products and potentially higher operating costs.

•	High unemployment levels, weak economic activity and other market developments may affect consumer confidence levels and may cause declines in consumer credit usage and adverse changes in payment patterns, causing increases in delinquencies and default rates. These could impact the Company’s future loan losses and provision for loan losses, as a significant part of the Company’s business includes consumer and credit card lending.

•	Reduced levels of economic activity may also cause declines in financial service transactions and the fees earned by the Company on such transactions.

•	The Company’s ability to assess the creditworthiness of its customers may be impaired if the models and approaches it uses to select, manage, and underwrite its customers become less predictive of future  ~~behaviors~~  behaviours, causing higher future credit losses.

•	The process used to estimate losses inherent in the Company’s credit exposure requires difficult, subjective, and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of its borrowers to repay their loans. If an instance occurs that renders these predictions no longer capable of accurate estimation, this may in turn impact the reliability of the process.

•	Competition in the industry could intensify as a result of the increasing consolidation of financial services companies in connection with current market conditions, thereby reducing market prices for various products and services which could in turn reduce Company revenues.

•	With higher bank failures occurring in 2009 and 2010 and more expected in the future, the Company may be required to pay significantly higher FDIC premiums for extended periods of time because of the low funding levels within the FDIC insurance fund.
Significant changes in banking laws and regulations could materially affect the Company’s business.
     Increased regulation of the banking industry is being demanded by the current political administration. A number of new laws and ~~Certain~~ regulations have ~~s~~ already been implemented during ~~osed during~~ the past year including laws and regulations which reduce overdraft fees, credit card revenues and revenues from student lending activities. Additionally in July- 2010, the Restoring American Financial Stability Act of 2010 (commonly referred to as Dodd-Frank) was passed, containing significant new and complex regulations for all financial institutions. Many of the provisions within the legislation are subject to further development of specific rules by various regulators and are not expected to be finalized until later in 2011. Because the Company has maintained a strong balance sheet with solid amounts of capital and has not offered many of the complex financial products that were prevalent in the marketplace, there are a number of provisions within Dodd Frank, including higher capital standards, improved lending transparency and risked-based FDIC insurance assessments, that management does not expect to negatively affect the Company’s future results. However there are a number of provisions within the law such as limitations on debit card fees and the potential for higher costs due to increased regulatory and compliance burden that will likely lower revenues or raise costs to the Company. ~~and much additional regulation has been proposed~~  .. Increased regulation, along with possible changes in tax laws and accounting rules, may have a significant impact on the ways that  ~~financial institutions~~ the Company conducts business, implements strategic initiatives, engages in tax planning and makes financial disclosures. ~~Compliance with such regulation may increase costs and limit the ability to pursue business opportunities.~~
The performance of the Company is dependent on the economic conditions of the markets in which the Company operates.
     The Company’s success is heavily influenced by the general economic conditions of the specific markets in which it operates. Unlike larger national or other regional banks that are more geographically diversified, the Company provides financial services primarily throughout the states of Missouri, Kansas, and central Illinois, and has recently begun to expand into Oklahoma, Colorado and other surrounding states. Since the Company does not have a significant presence in other parts of the country, a prolonged economic downtown in these markets could have a material adverse effect on the Company’s financial condition and results of operations.
Significant changes in federal monetary policy could materially affect the Company’s business.
     The Federal Reserve System regulates the supply of money and credit in the United States. Its polices determine in large part the cost of funds for lending and investing by influencing the interest rate earned on loans and paid on borrowings and interest bearing deposits. Credit conditions are influenced by its open market operations in U.S. government securities, changes in the member bank discount rate, and bank reserve requirements. Changes in Federal Reserve Board policies are beyond the Company’s control and difficult to predict, and such changes may result in lower interest margins and a continued lack of demand for credit products.
The soundness of other financial institutions could adversely affect the Company.
     The Company’s ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institution counterparties. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. The Company has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual funds, and other institutional clients. Transactions with these institutions include overnight and term borrowings, interest rate swap agreements, securities purchased and sold, short-term investments, and other such transactions. As a result of this exposure, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by the Company or by other institutions. Many of these transactions expose the Company to credit risk in the event of default of its counterparty or client, while other transactions expose the Company to liquidity risks should funding sources quickly disappear. In addition, the Company’s credit risk may be exacerbated when the collateral held cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due to the Company. Any such losses could materially and adversely affect results of operations.

The Company’s asset valuation may include methodologies, estimations and assumptions which are subject to differing interpretations and could result in changes to asset valuations that may materially adversely affect its results of operations or financial condition.
     The Company uses estimates, assumptions, and judgments when financial assets and liabilities are measured and reported at fair value. Assets and liabilities carried at fair value inherently result in a higher degree of financial statement volatility. Fair values and the information used to record valuation adjustments for certain assets and liabilities are based on quoted market prices and/or other observable inputs provided by independent third-party sources, when available. When such third-party information is not available, fair value is estimated primarily by using cash flow and other financial modeling techniques utilizing assumptions such as credit quality, liquidity, interest rates and other relevant inputs. Changes in underlying factors, assumptions, or estimates in any of these areas could materially impact the Company’s future financial condition and results of operations.
      During periods of market disruption, including periods of significantly rising or high interest rates, rapidly widening credit spreads or illiquidity, it may be difficult to value certain assets if trading becomes less frequent and/or market data becomes less observable. There may be certain asset classes that were in active markets with significant observable data that become illiquid due to the current financial environment. In such cases, certain asset valuations may require more subjectivity and management judgment. As such, valuations may include inputs and assumptions that are less observable or require greater estimation. Further, rapidly changing and unprecedented credit and equity market conditions could materially impact the valuation of assets as reported within the Company’s consolidated financial statements, and the period-to-period changes in value could vary significantly. Decreases in value may have a material adverse effect on results of operations or financial condition.
The Company’s investment portfolio values may be adversely impacted by changing interest rates and deterioration in the credit quality of underlying collateral within mortgage and other asset-backed investment securities.
     The Company generally invests in securities issued by government-backed agencies or privately issued securities that are highly rated by credit rating agencies at the time of purchase, but are subject to changes in market value due to changing interest rates and implied credit spreads. Recently, budget deficits and other financial problems in a number of states and political subdivisions have been reported in the media. While the Company maintains rigorous risk management practices over bonds issued by municipalities, further credit deterioration in these bonds could occur and result in losses. Certain mortgage and asset-backed securities represent beneficial interests which are collateralized by residential mortgages, credit cards, automobiles, mobile homes or other assets. While these investment securities are highly rated at the time of initial investment, the value of these securities may decline significantly due to actual or expected deterioration in the underlying collateral, especially residential mortgage collateral. Market conditions have resulted in a deterioration in fair values for non-guaranteed mortgage-backed and other asset-backed securities. Under accounting rules, when the impairment is due to declining expected cash flows, some portion of the impairment, depending on the Company’s intent to sell and the likelihood of being required to sell before recovery, must be recognized in current earnings. This could result in significant non-cash losses.
The Company is subject to interest rate risk.
     The Company’s net interest income is the largest source of overall revenue to the Company, representing 61% of total revenue. Interest rates are beyond the Company’s control, and they fluctuate in response to general economic conditions and the policies of various governmental and regulatory agencies, in particular, the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, will influence the origination of loans, the purchase of investments, the generation of deposits, and the rates received on loans and investment securities and paid on deposits. Management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on the Company’s results of operations. However, any substantial, prolonged change in market interest rates could have a material adverse effect on the Company’s financial condition and results of operations.
Future loan losses could increase.
     The Company maintains an allowance for loan losses that represents management’s best estimate of probable losses that have been incurred at the balance sheet date within the existing portfolio of loans. The level of the allowance reflects management’s continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. In recent years the Company has seen significant increases in losses in its loan portfolio, particularly in residential construction, consumer, and credit card loans, due to the deterioration in the housing industry and general economic conditions. Until the housing sector and overall economy begin to recover, it is likely that these losses will continue. While the Company’s credit loss ratios remain below industry averages, continued economic deterioration and further loan losses may negatively affect its results of operations and could further increase levels of its allowance. In addition, the Company’s allowance level is subject to review by regulatory agencies, and that review could result in adjustments to the allowance. See the section captioned “Allowance for Loan Losses” in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, of this report for further discussion related to the Company’s process for determining the appropriate level of the allowance for possible loan loss.
The Company operates in a highly competitive industry and market area.
     The Company operates in the financial services industry, a rapidly changing environment having numerous competitors including other banks and insurance companies, securities dealers, brokers, trust and investment companies and mortgage bankers. The pace of consolidation among financial service providers is accelerating, and there are many new changes in technology, product offerings and regulation. New entrants offering competitive products continually penetrate our markets. Competitors may lower fees in an effort to grow market share, which could result in a loss of customers and lower fee revenue for the Company. The Company must continue to make investments in its products and delivery systems to stay competitive with the industry as a whole, or its financial performance may suffer.
The Company’s reputation and future growth prospects could be impaired if events occur which breach its customers’ privacy.
     The Company relies heavily on communications and information systems to conduct its business, and as part of its business, the Company maintains significant amounts of data about its customers and the products they use. While the Company has policies and procedures designed to prevent or limit the effect of failure, interruption or security breach of its information systems, there can be no assurances that any such failures, interruptions or security breaches will not occur; or if they do occur, that they will be adequately addressed. Should any of these systems become compromised, the reputation of the Company could be damaged, relationships with existing customers may be impaired, the compromise could result in lost business and as a result, the Company could incur significant expenses trying to remedy the compromise.
The Company may not attract and retain skilled employees.
     The Company’s success depends, in large part, on its ability to attract and retain key people. Competition for the best people can be intense, and the Company spends considerable time and resources attracting and hiring qualified people for its various business lines and support units. The unexpected loss of the services of one or more of the Company’s key personnel could have a material adverse impact on the Company’s business because of their skills, knowledge of the Company’s market, and years of industry experience, as well as the difficulty of promptly finding qualified replacement personnel.
Exhibit B
Loans with Special Risk Characteristics
     Management relies primarily on an internal risk rating system, in addition to delinquency status, to assess risk in the loan portfolio, and these statistics are presented in Note 3 to the consolidated financial statements. However, certain types of loans are considered at high risk of loss due to their terms, location, or special conditions. Construction and land loans and business real estate loans are subject to higher risk as a result of the current weak economic climate and issues in the housing industry. Certain personal real estate products (residential first mortgages and home equity loans) have contractual features that could increase credit exposure in a market of declining real estate prices, when interest rates are steadily increasing, or when a geographic area experiences an economic downturn. For these personal real estate ~~types of~~ _ loans, higher risks-_could exist when 1) loan terms require a minimum monthly payment that covers only interest, or 2) loan-to-collateral value (LTV) ratios at origination are above 80%, with no private mortgage insurance. Information presented below for personal real estate and home equity loans is based on LTV ratios which were ~~generally~~ calculated with valuations at loan origination date. The Company does not attempt to obtain updated appraisals or valuations unless the loans become significantly delinquent or are in the process of being foreclosed upon. For credit monitoring purposes, the Company relies on delinquency monitoring along with obtaining refreshed FICO scores, and in the case of home equity loans, reviewing line utilization and credit bureau information annually. This has remained an effective means of evaluating credit trends and identifying problem loans partly because the Company offers standard, conservative lending products.

Exhibit C
     At December 31, 2010, the Company had identified approximately $94.6 million of loans whose terms have been modified or restructured under a troubled debt restructuring. These loans have been extended to borrowers who are experiencing financial difficulty and who have been granted a concession, as defined by accounting guidance. Of this balance, $34.5 million have been placed on non-accrual status. Of the remaining $60.1 million, approximately $41.3 million were commercial loans (business, construction and business real estate) classified as substandard, which were renewed at interest rates that were not judged to be market rates for new debt with similar risk. These loans are performing under their modified terms and the Company believes it probable that all amounts due under the modified terms of the agreements will be collected. However, because of their substandard classification, they are included as potential problem loans in the table above. An additional $18.8 million in troubled debt restructurings were composed of certain credit card loans under various debt management and assistance programs. These restructured loans are considered impaired loans for purposes of determining the allowance for loan losses, as discussed in the Summary of Significant Accounting Policies on page 71.
Exhibit D
          On April 6, 2010 a suit was filed against Commerce Bank, N.A. (the Bank) in the U.S. District Court for the Western District of Missouri by a customer alleging that overdraft fees relating to debit card transactions have been unfairly assessed by the Bank. The suit seeks class-action status for Bank customers who may have been similarly affected. A second suit alleging the same facts and also seeking class-action status was filed on June 4, 2010 in Missouri state court. As these cases are a very early stage, a range of reasonably possible losses is not estimable at this time. The Company will continue to monitor the facts and circumstances related to the suits and will disclose a range of possible losses when estimable, if management believes such losses would be material to the consolidated financial statements of the Company.
          The Company has other lawsuits pending at December 31, 2010, arising in the normal course of business. In the opinion of management, after consultation with legal counsel, none of these suits will have a material effect on the financial condition or results of operations of the Company.
COMPENSATION DISCUSSION AND ANALYSIS
Exhibit E
Benchmarks
          For all NEOs, the Committee reviewed market survey data compiled by Pay Governance, an outside consulting firm. The market survey utilized in the compilation was the Towers Watson 2010 Financial Services Executive Survey. In order to get the best data match possible there were different groupings of the data used, such as grouping companies by asset size from $15-$50 billion to more accurately compare against our bank size, and using only the 25th percentile of the overall data, again, to better compare to our asset size since the total group included companies with assets from $15-$269.9 billion. Each NEO was individually compared to descriptions in the Towers Watson Survey in order to best match overall compensation levels of our NEOs with comparable executive officer positions for the companies included in the Towers Watson Survey. The input of Pay Governance was limited to matching and supplying the survey data based upon job descriptions for each NEO. The Committee did not use any other outside compensation consultants in determining or recommending any amount or form of compensation for our NEOs. Pay Governance has provided no services to the Company separate from its service to the Committee.
          In addition to considering the information provided by Pay Governance to review total compensation levels for our CEO and the other NEO’s for 2010, the Committee considered publicly available compensation data from a comparison group of seven publicly traded financial services companies (the “Comparison Group”) approved by the Committee. Those companies were:
•	Associated Banc-Corp

•	BOK Financial Corporation

•	City National Corporation

•	Cullen/Frost Bankers, Inc.

•	FirstMerit Corporation.

•	TCF Financial Corporation

•	UMB Financial Corporation
          Compensation data from these financial institutions listed above were used to review only our CEO’s compensation. References in this compensation discussion and analysis to the “Benchmarks” refer to the Towers Watson Survey and the Comparison Group to the extent the “Benchmarks” relate to our CEO, and refer to only the Towers Watson Survey to the extent the “Benchmarks” relate to our other NEOs.
Exhibit F
Setting Compensation
          Based on the performance evaluations, an analysis of the Benchmarks and Comparison Group data, and a review of the Company’s goals and objectives, the Committee approves, and submits to the Board of Directors for approval, base salary (effective April 1), annual incentive compensation targets and amounts, and long-term equity awards for our executive officers for the current year, as well as incentive compensation earned for the prior year. The Committee’s approval generally occurs during January and the Committee makes its presentation to the Board of Directors at the next regularly scheduled meeting, which generally occurs in late January or early February. All equity awards are granted on the date the Board approves the awards using the fair market value of the Company’s stock at the close of that business day.
          The process includes a review by the CEO of the outside Benchmarks for the other NEOs prior to the Committee meeting. The outside Benchmarks for the other NEOs are reviewed for current market data on base salary, annual cash incentives and long-term equity awards. The Benchmark information is compared to each of the other NEO’s current compensation as detailed on the tally sheets. The CEO details the compensation data and discusses the reasons for his recommendations for the other NEOs during the committee meeting.
          The timing of compensation decisions is driven by a variety of tax considerations. To the extent the Committee determines that an award is intended to satisfy the deductibility requirements under Section 162(m) of the Internal Revenue Code, performance objectives must be established in the first 90 days of the performance period. For annual incentive awards, this means performance objectives must be established no later than the end of March. In addition, in order to avoid being considered deferred compensation under Section 409A of the Internal Revenue Code and to be deductible for the prior tax year, our annual incentive awards with respect to the prior year must be paid out by March 15.
          There is no policy for the allocation between cash and non-cash or annual and long-term compensation. Instead, the Committee determines the allocation of each component of compensation based on the role of each executive officer in the Company, performance evaluations, the Benchmarks, and knowledge of our local markets. Generally, the percentage of compensation consisting of the annual cash incentive and long-term equity awards increases as the responsibilities of the executive officer and the executive officer’s ability to affect Company performance increase. The compensation elements for our CEO for 2010 were allocated as follows: 32.7% base salary, 30% annual cash incentive, and 37.3% long-term equity awards. The Committee feels that a greater percentage of the CEO’s compensation should be based on the long term performance of the Company than the percentage used for the other NEOs, but has not identified a specific target. On average, the compensation elements for our other NEOs for 2010 were allocated as follows: 42.1% base salary, 26.9% annual cash incentive, and 31% long-term equity awards. For purposes of the above calculations, the long-term equity awards were valued as of the grant date using fair market value for Restricted Stock Grants and the Black Scholes valuation model for Stock Appreciation Rights. Other benefits, including Company allocations and contributions to benefit plans and perquisites, while not considered in determining these allocations, are provided to our executive officers in order to offer a total compensation package that is competitive in the marketplace.
          The amount of salary, annual cash incentive and long-term equity awards are~~is~~ considered individually and each is targeted at the 50th percentile of the applicable Benchmarks. Additionally, these components as a whole are compared to the 50th percentile of the combined applicable Benchmarks. The Committee then considers each individual’s performance, experience, specific job requirements and the contribution of that job to the Company’s success, and then makes subjective adjustments as appropriate. The market survey mentioned on page 18 is used for all NEO’s, except the CEO, as benchmarks for each component of compensation and for the aggregate of all such components. For the CEO’s compensation, a combination of the market survey and the compensation data from the Comparison Group on page 19 was used to create benchmarks for each component of the CEO’s compensation and for the aggregate of all such components.~~in combination so that the total of such compensation is targeted at approximately the 50th percentile of the applicable Benchmarks~~. The total compensation ~~data~~ for 2010 of our NEOs did not exceed the 50th percentile of the applicable Benchmarks ~~outlined parameter~~. Realized and unrealized equity compensation gains and vesting of prior equity grants are not considered by the Committee when establishing compensation. The factors used to determine base salary, annual cash incentives, and long-term equity awards are discussed in more detail under the heading “Elements of Compensation” below. The Committee used tally sheets to set compensation for our executive officers for 2010. The tally sheets were included in the packet of data that was sent to the Committee for review prior to the meeting and used during the meeting for discussion purposes. The tally sheets were used as tools for review of total compensation comparison of the NEOs and included information such as:
•	Base salary for 2009 and 2010;

•	Bonus information for 2009 and 2010;

•	Stock awards with specific grant amortization expense for 2009 and 2010;

•	Stock option information with specific grant amortization expense for 2009 and 2010;

•	Change in pension value ; and

•	Details on all other compensation by category.
          If our financial statements were to be restated or adjusted in a manner that would have reduced the size of a prior incentive award, the Committee will consider that information when determining future compensation.
Exhibit G
Annual Cash Incentive Compensation
          In furtherance of the Company’s pay for performance philosophy, the Company’s Executive Incentive Compensation Plan (“EICP”) is a short-term cash incentive plan to reward our executive officers for the achievement of Company annual performance goals. The Committee approved a change in one factor of our formula for the calculation of cash incentives for the NEOs during its regularly scheduled meeting in January of 2010. The “relative performance to peers” factor was updated to include a calculation based upon total shareholder return instead of the former subjective view of performance against peers. Therefore, in awarding 2010 annual cash incentives, the factors considered by the Committee are net income, pre-tax profit, revenue, and total shareholder return relative to peers.
          Our NEOs are eligible to receive an annual cash incentive equal to a percentage of their base salary. The target percentage is benchmarked each year by the Compensation Committee by reference to the 50th percentile of the annual cash incentive component of the Benchmarks mentioned previously. The Committee then makes subjective adjustments to the target percentages based on individual performance, experience, specific job requirements and contribution of the job to the Company’s success to arrive at a target percentage. No adjustments were made to the target percentages for any NEO for 2010. ~~During the Compensation and Human Resources Committee meeting in January 2010 it was determined that there would be no adjustments to the target percentage for the annual cash incentive component for the CEO and the other NEOs for performance year 2010.~~
          The target annual cash incentives as percentages of base salary for our NEOs in 2010 were as follows:

Name	Target Percentage
David W. Kemper	90%
Jonathan M. Kemper	65%
Seth M. Leadbeater	60%
Kevin G. Barth	60%
Charles G. Kim	60%
          In determining the amount of annual cash incentives to be paid under the EICP in 20011 for 2010 performance, the Committee weighted the components of the Company Performance Factor as follows:

•	60% based on actual net income of $221 million with the payout percent determined on a scale which targets $215 million as the 100% payout level. For the net income component there is a 1% decrease in payment for each $1 million below target down to $190 million and a 1.3% decrease in payment for each $1 million below $190 million. There is no net income component allocation for net income below $152 million. For net income exceeding the 100% level there is a 2.5% increase for each $1 million above $215 million up to $227 million;

•	20% based on a comparison of total shareholder return compared to the Comparison Group~~peer group~~ . If the Company’s total shareholder return is at or above the 50th percentile, 100% is credited for this factor, and if the Company’s total shareholder return is below the 50th percentile, 50% is credited for this factor. For 2010 the Company’s total shareholder return did not exceed the 50th percentile compared to the Comparison Group.

•	10% based on actual revenue results of $1.051 billion versus a target of $1.040 billion; and

•	10% based on actual pre-tax net income of $318 million versus a target of $273 million.
          For the revenue and pre-tax net income components, for every 1% above/below target, the eligible incentive tied to that component increases/decreases by 5% up to a maximum increase of 120%.
          For purposes of the EICP:
•	Net income means the amount of money the Company made for the year;

•	Revenue means the Company’s net interest income and non-interest income;

•	Pre-tax net income means the Company’s pre-tax net income excluding securities gains; and

•	Total shareholder return, for any period, means stock appreciation plus dividends paid during such period.
          For example: Assume for 2010 that an NEO’s base salary was $200,000; target annual cash incentive percentage was 50%; actual net income was $221 million; actual revenue was 1.5% above target; actual pre-tax net income was 16.5% above target; and total shareholder return was below the 50th percentile compared to the ~~peer~~ Comparison G~~g~~roup. The net income percentage would be 115%, the revenue percentage would be 107.5%, the pre-tax net income percentage would be 120%, and the calculation for the performance relative to peers factor would be 50%. Therefore, the annual incentive compensation for the officer would be:
          $100,000 * [(60% * 115%) + (10% * 107.5%) + (10% * 120%)] + (20% * 50%) = $101,750
          For 2010 performance, the calculated payout was 101.8% of target for all NEOs. In addition, the Committee has reserved discretion to declare additional compensation to the NEOs that does not qualify as “performance based” under Internal Revenue Code Section 162(m). The Committee utilized that discretion on Kevin Barth for 2010 and awarded an additional $20,000 for his overall performance.
Exhibit H
Long-Term Equity Awards
     Stock option and restricted stock grants have historically been awarded in two separate ways to provide our executive officers with long-term equity awards for current year profit~~able~~ growth, and for longer-term profit growth to more closely align their interests with the interests of our shareholders, and for retention purposes. The 2005 Equity Incentive Plan, which was approved at the 2005 Annual Meeting of Shareholders, provides for the issuance of equity-based awards, including stock options, stock appreciation rights (“SARs”), restricted stock and restricted stock units, and performance shares and performance units. Commencing in 2009, the Company began issuing Restricted Stock awards in lieu of SARs. Both equity awards are listed in the Grants of Plan-Based Awards in 2010 on page 27 and were granted on the same date.~~These restricted stock awards (in lieu of SARS) vest in one-third increments at the end of years 5, 6, and 7 from the grant date.~~
     First, there is an annual equity award consisting of restricted stock, for longer-term profit growth, given to NEO’s and other Company officers and senior employees each year using the following formula: 35% of the average annual cash incentive target for the officer for the three years, multiplied by the average Company Performance Factor for the three prior years. This formula was determined by the Committee in past years for long-term performance and the formula has not changed in 2010. The restricted stock award for this longer-term profit growth vests at the end of five years from the date of grant. For example: The Company Performance Factors for 2010, 2009 and 2008 were 101.8%, 60% and 30.8%, respectively. Therefore, the three-year average Company Performance Factor in 2010 was 64.2%. If the NEO’s three-year average annual cash incentive target were $100,000, the officer would receive restricted stock in 2010 equal to $22,470 ($100,000 * 35% * 64.2% = $22,470).
          Second, the Committee also awards restricted stock to NEO’s for current year Company performance. This restricted stock award contains vesting periods such that one third of the award vests on the fifth, sixth and seventh year anniversaries of the grant date.
          These equity awards are considered aggregated for each person and targeted to the 50th percentile of the applicable Benchmarks. The value of both awards was determined based on the Company’s current stock price at grant date multiplied by the number of awarded shares. The Compensation Committee compared the amount of both awards to the 50th percentile of the equity portion of the Benchmark and then made subjective adjustments based on individual performance, experience, specific requirements of each job and contribution of each job to the Company’s success. ~~In determining the level and type of equity awards for the NEOs in 2010, the Committee considered the restricted stock awards for each NEO, so that the aggregate value of the restricted stock equals a targeted percentage of each NEO’s base salary consistent with the applicable Benchmarks~~. The Committee also considered stock /SAR grant practices of the companies used in the Benchmarks, the level of FAS 123R expense that the Company will incur, and expected long-term Company performance  ~~and individual contributions over time~~. The holders of restricted stock will receive cash dividends declared by the Company prior to the vesting date. Stock dividends will accrue and vest according to the terms of the award.
          ~~There is also an annual award of restricted stock that is determined by a formula in addition to the annual awards discussed above. Each NEO was awarded restricted stock during 2010 with a value equal to 35% of the average annual cash incentive target for the officer for the three prior years, multiplied by the average Company Performance Factor for the three prior years. These restricted stock awards vest at the end of five years. However, holders of restricted stock will receive cash and stock dividends declared by the Company prior to the vesting date.~~
          ~~For example: The Company Performance Factors for 2010, 2009 and 2008 were 101.8%, 60% and 30.8%, respectively. Therefore, the three-year average Company Performance Factor in 2010 was 64.2%. If the NEO’s three-year average annual cash incentive target were $100,000, the officer would receive restricted stock in 2010 equal to $22,470 ($100,000 * 35% * 64.2% = $22,470).~~